POST & HEYMANN, LLP
                                ATTORNEYS AT LAW

                                    SUITE 214
                             100 JERICHO QUADRANGLE
                             JERICHO, NEW YORK 11753

                                   ----------

WILLIAM W. POST*                 (516) 681-3636               *ALSO ADMITTED IN
DAVID J. HEYMANN**                                            MASSACHUSETTS AND
                                                            DISTRICT OF COLUMBIA

                                  June 7, 1999               **ALSO ADMITTED IN
                                                                 NEW JERSEY
                                                                 ----------
VIA FACSIMILE AND EDGAR                                          FACSIMILE
                                                               (516) 433-2777
Nicholas P. Panos, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC  20549

     Re:  Jacques Miller Income Fund, L.P. - II
          Schedule 14D-1 Filed on May 11, 1999 by AIMCO Properties, L.P. and Apartment Investment and Management Co., SEC File #5-56265

Dear Mr. Panos:

     We represent AIMCO Properties, L.P. and Apartment Investment and Management Co. (collectively "AIMCO") in connection with the above-referenced offer. In response to your letter dated June 3, 1999 with respect to the above-referenced offer, please be advised as follows:

     1. Comment 1. The initial Offer to Purchase and the all subsequent supplements were mailed to those persons who were limited partners of record at the time of such mailing. Further, please be advised that no transfers of limited partnership units in the partnership have been made since the mailing of the initial offer to purchase. Accordingly, all limited partners of record were mailed the original offer to purchase and all supplements.

     2. Comments 2-8. The Schedule 14D-1 has been amended and a Supplement No. 3 to Offer to Purchase is being mailed to all limited partners to provide the disclosure requested. A copy of the Supplement No. 3 is attached to this letter as well as being an exhibit to the Schedule 14D-1 amendment.

     If you have any questions, please do not hesitate to call.


                                        Sincerely,



                                        David J. Heymann

DJH/db

cc:  Mr. Patrick Foye

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                      ------------------------------------

                       JACQUES-MILLER INCOME FUND, L.P.-II
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                   -------------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 754-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*:  $294,500                   Amount of Filing Fee: $58.90
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 3,100 units of limited partnership interest ("Units") of the subject partnership for $95 per Unit. The amount of the filing fee, calculated in accordance with
Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $58.90
Form or Registration No.:  Schedule 14D-1
Filing Party:  Apartment Investment and Management Company
                 and AIMCO Properties, L.P.
Date Filed:  May 11, 1999

CUSIP No.  NONE             14D-1 (Amendment No. 1)                       Page 3
================================================================================


1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Sources of Funds

                                       WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

--------------------------------------------------------------------------------

8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row 7

                                       N/A

--------------------------------------------------------------------------------

10.  Type of Reporting Person

                                       PN

================================================================================

CUSIP No.  NONE             14D-1 (Amendment No. 1)                       Page 4
================================================================================


1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Sources of Funds

                                       N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

                                    Maryland

--------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

--------------------------------------------------------------------------------

8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row 7

                                      None

--------------------------------------------------------------------------------

10.  Type of Reporting Person

                                       CO

================================================================================

                                 SCHEDULE 14D-1


     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on May 11, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, relating to the tender offer by the Purchaser to purchase up to 3,100 outstanding units of limited partnership interest ("Units") of Jacques-Miller Income Fund L.P.-II, to extend the expiration date and to provide certain additional disclosure.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (a)(7) Press Release dated June 7, 1999

     (a)(8) Supplement No. 3 to Offer to Purchase dated June 7, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1999

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, Inc.

                                            By:  Patrick J. Foye
                                                 ----------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                        APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                        By: Patrick J. Foye
                                            ----------------------------
                                            Patrick J. Foye
                                            Executive Vice President

                                 EXHIBIT INDEX


Exhibit     Description
-------     -----------
(a)(7)      Press Release dated June 7, 1999

(a)(8)      Supplement No. 3 to Offer to Purchase dated June 7, 1999




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